NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOLS: RUS, RUS.PR.C

RUSSEL METALS AND ITS SUBSIDIARY RMI USA LLC ANNOUNCE RECEIPT OF THE REQUIRED CONSENTS TO AMEND THEIR INDENTURE AND TO THE EXTENSION OF THE CONSENT PAYMENT DEADLINE

Toronto, Canada -- February 5, 2004 -- Russel Metals Inc. and its wholly owned subsidiary RMI USA LLC, today announced that in connection with their previously announced offer to purchase and consent solicitation with respect to their outstanding Units, each Unit consisting of US$600 principal amount of 10% Senior Notes of Russel due 2009 and US$400 principal amount of 10% Senior Notes of RMI due 2009 (together, the "Notes"), the consents of holders of a majority in principal amount of the outstanding Notes have been delivered with respect to the proposed amendments to the indenture under which the Notes were issued.

The deadline for holders to tender their Units to receive the Consent Payment (as defined in the offer documents) was 5:00 p.m., New York City time, on February 5, 2004.  Russel and RMI are extending the period of time in which holders of Units may tender their Units and receive the Consent Payment, until the expiration date of the offer to purchase, provided that all other terms and conditions remain unchanged.  As previously announced, the expiration date for the offer to purchase and consent solicitation is 12:00 midnight, New York City time, on February 20, 2004. The withdrawal period for tenders and consents has expired.

Russel and RMI intend to redeem all Units not tendered and accepted for payment under the tender offer on or shortly after June 1, 2004, at a redemption price of $1,050.00 per Unit, plus accrued and unpaid interest to, but not including, the redemption date.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell any Units.  The tender offer may only be made pursuant to the terms of the Offer to Purchase and Consent Solicitation Statement, dated January 23, 2004, and related documents.  Copies of these documents can be obtained by contacting Global Bondholder Services Corporation, the information agent, at (800) 470-3700 (toll free) or (212) 430-3774 (collect). Citigroup Global Markets Inc. is the exclusive dealer manager. Additional information concerning the terms and conditions of the tender offer and consent solicitation may be obtained by contacting Citigroup Global Markets Inc. at (800) 558-3745 (toll free) or (212) 723-6106 (collect).

Russel Metals is one of the largest metals distribution companies in North America. It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Acier Dollard, Acier Leroux, Acier Loubier, Acier Richler, Armabec, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Ennisteel, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Poutrelles Delta, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com